DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

03006059

January 24, 2003

Amy L. Goodman
Gibson, Dunn & Crutcher LLP
1050 Connecticut Ave. N.W.
Washington, DC 20036-5306

Act 1934
Section
Rule 14A-8
Public Availability 1-24-2003

RE: Hewlett-Packard Company
Incoming letter dated December 20, 2002

PROCESSED
FEB 14 2003
THOMSON
FINANCIAL

Dear Ms. Goodman:

This is in response to your letter dated December 20, 2002 concerning the shareholder proposal submitted to Hewlett-Packard by Carpenters Pension Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Deputy Director

Enclosures

cc: Edward J. Durkin
Corporate Governance Advisor
United Brotherhood of Carpenters
Carpenters Corporate Governance Project
101 Constitution Ave. N.W.
Washington, DC 20001

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December 20, 2002

Direct Dial
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(202) 530-9677

Client No.
C 38126-00456

VIA HAND DELIVERY
Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Shareowner Proposal of Carpenters Pension and Annuity Fund of Philadelphia & Vicinity*
Securities Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, Hewlett-Packard Company ("HP"), intends to omit from its proxy statement and form of proxy for its 2003 Annual Shareowners Meeting (collectively, the "2003 Proxy Materials") a shareowner proposal and a statement in support thereof (collectively, the "Proposal") received from the Carpenters Pension and Annuity Fund of Philadelphia & Vicinity (the "Proponent"). The Proponent's letter, dated December 5, 2002, setting forth the Proposal, is set forth as Attachment A hereto.

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its attachments. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent, informing it of HP's intention to omit the Proposal and its Supporting Statement from the 2003 Proxy Materials.

On behalf of our client, we hereby respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur in our view that HP may properly exclude the Proposal from the 2003 Proxy Materials pursuant to Rule 14a-8(e)(2), because the Proposal was not received at HP until after the deadline for such submissions. The cover letter accompanying the Proposal states that it is being submitted under Rule 14a-8 with respect to HP's "next" annual meeting. That meeting is HP's 2003 Annual Shareowners Meeting. Under Rule 14a-8(e)(2), a proposal submitted with respect to a company's regularly scheduled annual meeting must be received by the company "not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting." Pursuant to Rule 14a-5(e), HP disclosed the deadline for submitting shareowner proposals in its 2002 proxy statement, which stated that shareowner proposals for the 2003 Annual Shareowners Meeting "must be received by the corporate secretary of HP no later than December 5, 2002."

HP received the Proposal, which was transmitted by facsimile, after the deadline determined by HP in accordance with the Securities and Exchange Commission's proxy rules. Specifically, although the letter accompanying the Proposal is dated December 5, 2002, both the letter and the Proposal bear a facsimile transmission date and time of December 6, 2002 at 10:08 a.m. Accordingly, the Proposal was not timely submitted. Pursuant to Rule 14a-8(f)(1), HP did not need to notify the Proponent of its failure to submit the Proposal by HP's properly determined deadline because this deficiency cannot be remedied.

For the foregoing reasons, we request that you concur in our view that, in accordance with Rule 14a-8(j), HP properly may exclude the Proposal from its 2003 Proxy Materials. Pursuant to Rule 14a-8(j)(1) and Rule 14a-8(f)(1), we further request that the Staff permit HP to submit this letter less than 80 days prior to the date that HP intends to file its definitive 2003 Proxy Materials. The Proposal was received at HP on December 6, 2002, less than two business days prior to the deadline for submitting no-action requests to the Staff. More importantly, the Proposal was misdirected at HP and only came to the attention of HP's corporate secretary on December 17. In that regard, we note that this request for no-action relief is being submitted only three days after the Proposal came to the corporate secretary's attention.

Based upon the foregoing analysis, we respectfully request that the Staff take no action if HP excludes the Proposal from its 2003 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Lynda M. Ruiz, HP's Corporate Counsel, at (650) 857-3760.

Sincerely,

Amy L. Goodman

Enclosures

cc: Lynda M. Ruiz, Corporate Counsel, Hewlett-Packard Company
Edward Coryell, Fund Chairman, Carpenters Pension and Annuity Fund of Philadelphia & Vicinity
Edward J. Durkin, United Brotherhood of Carpenters, Carpenters Corporate Governance Project

ATTACHMENT A

SHAREHOLDER PROPOSAL BY THE CARPENTERS PENSION AND ANNUITY FUND OF PHILADELPHIA AND VICINITY

CARPENTERS
PENSION AND ANNUITY FUND
OF PHILADELPHIA & VICINITY
1807 SPRING GARDEN STREET
PHILADELPHIA, PA 19130-3998
215-568-0430 • FAX 215-569-0368
email:fundadmin@philacarpenter.org
website:philacarpenterfunds.org

[SENT VIA FACSIMILE 650-857-5518]

December 5, 2002

Ms. Ann O. Baskins
Vice-President, General Counsel &
Corporate Secretary
Hewlett Packard Company
3000 Hanover Street
Palo Alto, CA 94304

Re: Shareholder Proposal

Dear Ms. Baskins:

On behalf of the Philadelphia Carpenters Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Hewlett Packard Company ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to the issue of auditor independence. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of approximately 45,000 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund and other Carpenter pension funds are long-term holders of the Company's common stock. The Proposal is submitted in order to promote more accurate financial reporting.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact our Corporate Governance Advisor, Edward J. Durkin, at (202) 546-6206 ext. 221. Copies of correspondence or a request for a "no-action" letter should likewise be forwarded to Mr. Durkin at United Brotherhood of Carpenters, Carpenters Corporate Governance Project, 101 Constitution Avenue, NW, Washington D.C. 20001 or faxed to 202-543-4871.

Sincerely,

Edward Coryell
Edward Coryell
Fund Chairman

cc. Edward J. Durkin

Enclosure

Auditor Conflicts Proposal

Resolved, that the shareholders of Hewlett Packard Company ("Company") request that the Board of Directors adopt a policy stating that the public accounting firm retained by our Company to provide audit services, or any affiliated company, should not also be retained to provide any management consulting services to our Company.

Statement of Support: The role of independent auditors in ensuring the integrity of the financial statements of public corporations is fundamentally important to the efficient and effective operation of the financial markets. The U.S. Securities and Exchange Commission recently stated:

Independent auditors have an important public trust. Investors must be able to rely on issuers' financial statements. It is the auditor's opinion that furnishes investors with critical assurance that the financial statements have been subjected to a rigorous examination by an objective, impartial, and skilled professional, and that investors, therefore, can rely on them. If investors do not believe that an auditor is independent of a company, they will derive little confidence from the auditor's opinion and will be far less likely to invest in that public company's securities. *Final Rule: Revision of the Commission's Auditor Independence Requirements, Release No. 33-7919, Feb. 5, 2001.*

We believe that today investors seriously question whether auditors are independent of the company and corporate management that retain them. A major reason for this skepticism, we believe, is that management of once admired companies such as Enron, Tyco, and WorldCom have misled investors and their auditors have either been complicit or simply inept. Over the last year hundreds of billions of dollars in market value have vanished as investors have lost confidence in the integrity of our markets. A key reason for this lack of confidence is the distrust investors have in companies' financial statements.

The U.S. Congress has attempted to respond to this crisis of confidence through passage of the Sarbanes-Oxley Act of 2002 (the "Sarbanes Act"). The Sarbanes Act prohibits a company's auditors from performing a wide range of defined non-audit services. These prohibitions, in turn, track the defined non-audit services in Rule 2-01(c)(4) of the SEC's Final Rule: Revision of the Commission's Auditor Independence Requirements, Release No. 33-7919, Feb. 5, 2001.

However, the Sarbanes Act fails to prohibit auditors from providing management consulting services, which we believe represents a significant loophole. While the Act does require that the audit committee of the board preapprove these non-audit services, we do not believe that is enough. We believe that management consulting represents a significant source of potential revenue to auditors and poses serious conflict of interest issues. For this reason, we think the better course is for companies not to engage their auditors to perform any management consulting services.

Many companies, including ours, either continue to engage their auditors to provide management consulting or provide inadequate disclosure in their proxy statements to ascertain whether they continue to engage their auditors for management consulting services. We urge your support for this resolution asking the board to cease engaging auditors for management consulting.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 24, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Hewlett-Packard Company
Incoming letter dated December 20, 2002

The proposal requests that the board of directors adopt a policy "stating that the accounting firm retained by our company to provide audit services not also be retained to provide management consulting services to our company."

There appears to be some basis for your view that Hewlett-Packard may exclude the proposal under rule 14a-8(e)(2) because Hewlett-Packard received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if Hewlett-Packard omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

Sincerely,

Jennifer Bowes
Attorney-Advisor